

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 6010

January 11, 2008

<u>Via U.S. Mail and Facsimile to (408) 541-4154</u>

Stephen K. Workman
Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089

> **Re:     Finisar Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2007**
> **Filed December 4, 2007**
> **File No. 000-27999**

Dear Mr. Workman:

　　　　We have reviewed your filing and have the following comments.  We have limited our review of your filing to only those issues we have addressed in the comments.  In the comments, we ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year-ended April 30, 2007</u>

<u>Consolidated Financial Statements, page 80</u>

<u>Note 14. Convertible Debt, page 112</u>

<u>Convertible Subordinated Notes due 2010, page 113</u>

1.　　　We see that on October 6, 2006, you exchanged $100 million of 2 ½% convertible notes due in 2010 for new convertible notes also due in 2010 with different terms and conversion rights. We also see that in accordance with EITF 96-19 and EITF 05-07, the exchange was treated as an extinguishment of the old notes and you recorded a $31.6 million loss on debt extinguishment during your second quarter of fiscal 2007. Please provide us with an analysis of the significant terms of the exchange transaction with appropriate references to the authoritative accounting guidance, including EITF 96-19 and EITF 05-07, which supports your conclusion that the transaction was an extinguishment of the original convertible notes. Please also detail for us how you calculated the $31.6 million loss recorded on debt extinguishment.

Form 8-K dated December 5, 2007

2. We note that you present your non-GAAP measures in the form of a non-GAAP Consolidated Statement of Operations. This format may be confusing to investors as in addition to non-GAAP net income it also reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP cost of revenues, non-GAAP research and development expense, non-GAAP sales and marketing expense, non-GAAP general and administrative expense, non-GAAP total operating expenses, non-GAAP income (loss) from operations, non-GAAP interest income (expense) net, non-GAAP other income (expense) net, non-GAAP income (loss) before income taxes, non-GAAP provision for income taxes, non-GAAP net income (loss) per share – basic, non-GAAP net income (loss) per share – diluted and non-GAAP shares used in computing net income (loss) per share diluted which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for **each** non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

  · To eliminate investor confusion, please remove the non-GAAP consolidated statement of operations from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.
  · Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

3. While there is no *per se* prohibition against removing a recurring item from your GAAP based measures, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly

comparable GAAP financial measure is acceptable depends on all of the facts and circumstances.  However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors.  In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure.  In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure:

- the substantive reasons why management believes the non-GAAP measure provides useful information to investors;
- the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use the measure; and
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please address these matters in your response to our comment and revise future filings as necessary based on our concern.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters.  In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant